October 29, 2008

United States Securities and Exchange Commission

Attn:  Kristin Shifflett

CF/AD5

100 F Street N.E.

Washington, D.C.  20549-3561

RE:

Sense Technologies Inc

Form 10-KSB/A for the year ended February 28, 2007

Filed July 17, 2007

File No. 000-29990

Your letter of July 3, 2008

Responses are keyed to your letter items:

1.

Management erred in evaluating the information available in assessing the valuation of the ScopeOut® license as of February 28, 2007; accordingly, the license asset should be written off as of February 28, 2007.

2.

We will so proceed.

3.

We will so proceed.

4.

We will.

5.

We will so proceed.

6.

We have changed accountants to McElravy, Kinchen & Associates, P.C., 13831 Northwest Freeway, Suite 300, Houston, Texas 77040, a US Firm.  We duly filed Form 8K to disclose same.

Sincerely,

SENSE TECHNOLOGIES, INC.

/s/Bruce E. Schreiner

Bruce E. Schreiner

        Administrative

ScopeOut Sales

Guardian Alert Sales

        Bruce Schreiner

Lowell Martinson

Tim Goldsbury

        2535 N Carleton Avenue

16455 S. 15th Street

Alhambra Plaza-725 N Hwy A-1-A, Suite C-106

        Grand Island, NE  68803

Phoenix, AZ  85048

Jupiter, FL  33477-4565

        Phone: 308-381-1355

Phone: 480-474-4309

Phone: 561-744-2952 / 704-522-7999

        Fax: 308-381-6557

Fax: 480-460-7559

Fax: 561-745-6795